

October 17, 2014

Via E-mail
Paul M. Rady
Chief Executive Officer
Antero Resources Midstream, LLC
1615 Wynkoop Street
Denver, Colorado 80202

> **Re:** **Antero Resources Midstream LLC**
> **Registration Statement on Form S-1**
> **Response dated October 16, 2014**
> **File No. 333-193798**

Dear Mr. Rady:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 13

1. We note that your description of the cash distribution waterfall on page 14 does not agree to your disclosures on pages 77 and 78. For example, you state on page 14 that cash is distributed first to the holders of common units up to a quarterly distribution per common unit of $0.215625 and second to the holders of subordinated units up to a quarterly distribution per subordinated unit of $0.234375. However, you state on page 77 that cash is distributed first to all unitholders, pro rata, up to a quarterly distribution per unit of $0.215625 and second 85% to all common and subordinated unitholders, pro rata, up to a quarterly distribution per unit of $0.234375. Please revise the disclosures throughout your filing as necessary to consistently describe your cash distribution waterfall.

Use of Proceeds, page 50

2. We note that you have revised your disclosure from that appearing in Amendment No. 6. Specifically, Amendment No. 6 indicated that you would use your net proceeds to repay $228.9 million of long-term debt assumed from Antero in connection with its contribution of the net assets to you, and you also would reimburse Antero for certain capital expenditures it incurred with respect to your predecessor. While the pro forma financial statements contained in your response continue to reflect the repayment of $228.9 million of assumed debt and the reimbursement of capital expenditures incurred by Antero (which is treated as a distribution to Antero), your Use of Proceeds narrative now refers to the aggregate amount as a repayment of assumed debt. Please explain to us why on page 50 you now refer to the reimbursement of capital expenditures as the repayment of assumed debt, but you do not reflect a debt instrument or describe the creation of a new debt instrument within the pro forma financial statements. If the amount previously referred to as a reimbursement of capital expenditures is assumed debt, also tell us why it is not reflected as a liability in the predecessor's historical financial statements. Alternatively, you may want to revisit this section as to how the proceeds are anticipated to be used.

Dilution, page 53

3. The line item captioned "Increase in net tangible book value per common unit attributable to purchasers in the offering" is capturing both the increase attributable to the net proceeds of your offering and the decrease attributable to your cash distribution to Antero to reimburse it for certain capital expenditures. We believe it is important to clearly show your investors the effect of the offering separately from the effect of transactions that reduce owners' equity, such as distributions to your parent company, to fully comply with Item 506 of Regulation S-K. Please revise to separately present the increase in net tangible book value attributable to purchasers in the offering and the decrease in net tangible book value attributable to the distribution to Antero.

4. Please revise footnote (1) to your dilution table to differentiate your use of the term "pro forma net tangible book value" from your use of the same term in footnote (2). For example, given the presentation seen in your Capitalization table on page 52 and in your pro forma financial statements, you may wish to refer to this amount as your predecessor's net tangible book value and reserve the use of the term "pro forma net tangible book value" for the net tangible book value after the offering and use of proceeds.

5. Please provide us with the mathematical calculations to support your statement in footnote (3) to your dilution table that an increase or decrease in the offering price or an increase or decrease in the number of common units offered would not affect your pro forma net tangible book value after the offering or the amount of dilution per common unit to investors in this offering. Also reconcile this statement to the statement at the

bottom of page 50 that an increase or decrease in the offering price or an increase or decrease in the number of common units offered would increase or decrease the net proceeds you receive from this offering.

6. Please refer to the tabular presentation on page 54 of the total consideration contributed to you by Antero and by the purchasers in this offering. Please reduce the total consideration contributed by Antero for the cash distribution to Antero so that this return of capital is reflected within Antero's total effective cash contribution.

Unaudited Pro Forma Financial Statements of Antero Midstream Partners LP, page F-2

7. Your interim and annual pro forma statements of operations currently indicate that amounts are in thousands, except for per unit amounts. Please revise to clarify that the number of limited partner units outstanding also is not in thousands.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director